May 18, 2021

VIA E-MAIL george.reid @antoniogiovanucci.com
Mr. George Reid
Chairman
Antonio Giovanucci Et Cie LLC
1942 Broadway Street
Suite 314C
Boulder, CO 80302

Re:    Antonio Giovanucci Et Cie LLC
       File No. 811-23624

Dear Mr. Reid:

       On March 19, 2021, you filed a registration statement on Form N-8B4 for Antonio
Giovanucci Et Cie LLC (   AGC USA   ), a face-amount certificate company.

        We note that the registration statement is materially deficient. Item 43 of Form N-8B-4 requires financial statements to be filed as part of the registration statement, but no financial statements were filed for AGC USA. We will not perform an examination of the filing and will not issue comments on the filing until financial statements are filed for AGC USA. We are aware that you have separately submitted in correspondence financial statements of Antonio
Giovanucci Et Cie Ltd (   AGC UK   ), the parent of AGC USA. The financial
statements of a
parent of the registrant will not serve to satisfy the Item 43 requirement for financial statements of the registrant.

         We would like to bring to your attention several requirements concerning preparation of financial statements. First, Section 28(a) of the Investment Company Act of 1940 provides that it is unlawful for a face-amount certificate company to issue or sell any face-amount certificate
unless the company    has capital stock in an amount not less than $250,000
which has been bona
fide subscribed and paid for in cash[.]    (Emphasis added.) Accordingly, you
should ensure that
financial statements show that AGC USA has cash assets of at least $250,000. Second,
Instruction 4 to Item 43 requires that the financial statements must comply with the provisions of
Regulation S-X. We note that the financial statements you provided with respect to AGC UK, the parent of the registrant, are not compliant with Regulation S-X. Third, the financial statements must be certified by an independent public accountant registered with the Public
Company Accounting Oversight Board. See Section 102(a) of the Sarbanes-Oxley Act of 2002.
 Mr. George Reid, Chairman
May 18, 2021
Page 2

         We also note that if AGC USA intends to make a public offering of face-amount certificates, it must file a registration statement on Form S-1 under the Securities Act of 1933.

       If you have questions prior to filing an amendment to your registration statement, please contact me at 202-551-6945.

                                                                     Sincerely,

                                                                     /s/ John
M. Ganley

                                                                     John M.
Ganley
                                                                     Senior
Counsel

cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief